1(202) 551-1840

brandonbortner@paulhastings.com

October 24, 2023

Michael Volley

Amit Pande

John Stickel

James Lopez

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Marblegate Capital Corp

Amendment No. 2 to Draft Registration Statement on Form S-4

Submitted September 11, 2023

CIK No. 0001965052

Dear Michael Volley, Amit Pande, John Stickel and James Lopez:

On behalf of Marblegate Capital Corporation, a Delaware corporation (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 6, 2023, regarding the Company’s Amendment No. 2 to Draft Registration Statement on Form S-4 filed with the Commission on September 11, 2023 (the “Amended DRS”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing Amendment No. 3 to the Company’s Registration Statement on Form S-4 with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form S-4

General

1.	Please note that we continue to consider your accounting policies and disclosure detailed in your prior responses related to your application of ASC 946 and may have further comments.

Response: The Company respectfully acknowledges the Staff’s comment. Additionally, in acknowledgement to its conversation with the Staff on October 18, 2023 with respect to Comment 40 of the previously issued comment letter, the Company advises the Staff that DePalma continues to prepare additional qualitative and quantitative data as discussed with the Staff with respect to the DePalma’s application of ASC 946 and intends to provide the same as soon as reasonably practicable. The Company further advises the Staff that once this information has been provided, the Company intends to promptly reach out to the Staff to telephonically review such data with the Staff as previously discussed. Lastly, the Company acknowledges the Staff’s request to memorialize the provision of any such data as supplemental correspondence filed on EDGAR.

2.

Please refer to comment 1 of our letter dated March 13, 2023, which requested that you identify and explain (including a detailed calculation on an unconsolidated basis) what assets held by the Company are “investment securities” for the purposes of Section 3 of the Company Act, as well as identifying the percentage of the value of the Company’s total assets that are “investment securities.” It does not appear that the response addressed this portion of the comment. Regardless of whether the Company believes it can rely on one of the exceptions outlined in the response to Comment 1, please provide the requested information. In addition, please provide the Company Act analysis requested in Comment 1 for the DePalma Companies and MAC after giving effect to the Business Combination.

October 24, 2023

Response:

The Company continues to submit that, for the reasons stated in its response to Comment 1 from the Staff’s initial comment letter, the DePalma Companies are not, and upon consummation of the Business Combination as described in the Amended Registration Statement, MAC would not be, an investment company within the meaning of Section 3(a) of the Company Act.

Section 3(a)(2) of the Company Act defines “investment securities” broadly to include all “securities” other than government securities and, as also relevant here, other than securities issued by majority-owned subsidiaries that are not investment companies and that are not relying on the exclusions in Sections 3(c)(1) or 3(c)(7). Section 2(a)(36) defines “security” to mean, as potentially relevant here, a “note” or “evidence of indebtedness.”

DePalma Acquisition I LLC (“DePalma I”) currently holds primarily medallion-related loans (approximately 91% of its assets as of June 30, 2023) and DePalma Acquisition II LLC (“DePalma II”) holds primarily taxi medallions (approximately 98% of its assets as of June 30, 2023). Although DePalma I holds as its assets promissory notes and other loan-related documents and instruments that evidence indebtedness by borrowers, DePalma I also recognizes that not all loans are necessarily treated as securities under the federal securities laws. However, for purposes of this response, assuming that all performing and non-performing loans held by DePalma I as assets could be characterized as securities, then approximately 58% of the combined value of the DePalma Companies’ combined total assets as of June 30, 2023, could be characterized as investment securities under Section 3(a) of the Company Act. On a consolidated basis as of that same date, based on the pro forma combined financials, those loan assets would be 60% of the Company. Those loan assets exclude, for purposes of this figure, taxi medallions that were purchased by DePalma II or a subsidiary, obtained from loan foreclosures or leased to drivers. The Company believes that, as discussed in its initial response letter, taxi medallions are properly characterized as a type of intangible asset rather than as a security.

The DePalma Companies and MAC will be majority-owned subsidiaries of the Company after completion of the Business Combination (please see the response to comment 3 below for details). Substantially all of the assets of each entity will consist of loans and taxi medallions.

Because DePalma I holds loans and other assets, the Company Act analysis would be the same as for the Company, as discussed in the prior response letter. DePalma II does not hold any investment securities and, therefore, would not constitute an “investment company.” MAC does not hold loans, and its portfolio of investment securities is limited to government securities. The Company respectfully submits, therefore, that MAC is not an investment company under Section 3 of the Company Act.

October 24, 2023

3.	In this regard, please explain the relationship between New MAC and MAC and New MAC and the DePalma Companies after giving effect to the Business Combination.

Response:

After giving effect to the Business Combination, (i) MAC will be a wholly-owned subsidiary of New Mac, and (ii) New MAC will be the owner of approximately 83.7% of the aggregate equity interests of the DePalma Companies (with the remaining 16.3% continuing to be owned by certain current limited partners of the DePalma Companies). Please refer to the illustrative chart included on pages 33 and 145 of the Amended Registration Statement.

4.

We note the statement on page 122 that the reasons for the MAC board’s approval of the business combination included “plans and forecasts.” With a view to disclosure advise us of the nature of the plans and forecasts and why they are not disclosed in the filing.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, given its prior familiarity with the operations of the DePalma Companies, the MAC board did not consider a “forecast” in connection with its approval of the business combination. Accordingly, the Company advises the Staff that it has removed the reference to “forecasts” from the referenced disclosure on page 123 of the Amended Registration Statement in response to the Staff’s comment. The MAC board did consider the historical performance of the DePalma Companies and its then-current medallion portfolio together with its strategy to monetize existing medallions as well as additional medallions acquired over time. As disclosed under the heading “Information About DePalma–Strategy” of the Amended Registration Statement, these “plans” included the sale of Owned Medallions, which could include seller financing thereby converting DePalma’s Owned Medallions into new, performing medallion loans, increased deployment of new vehicles in the DePalma Companies’ leased fleet and increased recoveries on defaulted loans. The Company advises the Staff that it has supplemented the disclosure relating to “plans” on page 123 of the Amended Registration Statement in response to the Staff’s comment.

Summary, page 26

5.

We note your response to comment 5. Please revise to reconcile the statement on page 27 that the DePalma Companies have become the registered owner of over 75 medallions with the statement that 516 Registered Medallions are owned by “the mini-LLCs i.e., that in turn are wholly owned by DePalma Acquisition II LLC.” In this regard, please revise references to DePalma and the DePalma Companies where appropriate to indicate whether you mean both DePalma I and DePalma II or just one or the other.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 26 and 27 of the Amended Registration Statement to clarify that DePalma II’s mini-LLCs (i.e., that in turn are wholly-owned by DePalma II) are TLC-registered owner of over 75 medallions after acquiring the legal right to such medallions from a secured lender that disposed of the medallions via surrender or public auction.

October 24, 2023

Risk Factors, page 56

6.

We note your response to comment 7 and the revised subheading, which now refers to potential risks associated with “periods of sharply rising interest rates.” We also note the revised disclosure under “Changes in Interest Rates” on page 191. Given the actual increase in interest rates over the last 18 months, please revise here, Management’s Discussion and Analysis or where appropriate to clarify in quantitative and qualitative terms the extent to which you have experienced a significant impact in your interest income, gross interest rate spread or inability to pass on increased interest costs to the borrower.

Response:

The Company has revised the disclosure on pages 61, 193 and 194 of the Amended Registration Statement to clarify in quantitative and qualitative terms the extent to which the Company has experienced a significant impact in its interest income, gross interest rate spread or inability to pass on increased interest costs to the borrower.

7.

We note your response to comment 8 and revised disclosure on page 92 that MAC’s Sponsor, directors, officers, advisors or any of their respective affiliates may purchase Public Shares. Please revise to clarify the purpose of such purchases and, if true, that purchases will be at a price no higher than the price offered through the SPAC redemption process and that any SPAC securities purchased by the SPAC sponsor, directors, officers, advisors or any of their affiliates would not be voted in favor of approving the business transaction. We refer you to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 93 and 94 of the Amended Registration Statement to clarify the purpose of such purchases and, if true, that purchases will be at a price no higher than the price offered through the SPAC redemption process and that any SPAC securities purchased by the SPAC sponsor, directors, officers, advisors or any of their affiliates would not be voted in favor of approving the business transaction in accordance with the Staff’s comment.

There can be no assurance that the New MAC Common Stock will be approved for listing on Nasdaq following the Closing, page 84

8.

We note your disclosure that New MAC could face significant material adverse consequences if Nasdaq delists its securities from trading on its exchange. We also note that you removed the risk factor regarding the various notices you received from the Listing Qualifications Department of Nasdaq, and that you added disclosure on page 222 indicating that you received approval to transfer the listing of your units, public shares and warrants from The Nasdaq Global Market to The Nasdaq Capital Market. If material please provide risk factor or other disclosure to clarify the reasons for the change in Nasdaq market tier, how the listing requirements for each differ, and ongoing risks associated with maintaining Nasdaq compliance.

October 24, 2023

Response:

The Company respectfully acknowledges the Staff comment and advises the Staff that it has revised the disclosure on pages 85 and 86 of the Amended Registration Statement to clarify the reasons for the change in Nasdaq market tier, how the listing requirements for each differ, and the ongoing risks associated with maintaining Nasdaq compliance.

Our Market, page 174

9.

Please refer to comment 24. Please tell us in detail and revise to provide additional background information regarding public medallion auctions. For example, describe which entity runs the auction, the TLC’s role, if any, in the auction, how and where the auction prices are publicly disclosed, how often public auctions have occurred in the past, etc.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the secured lenders run the auction process. The TLC does not have a role in the auction process. Upon a default, the Uniform Commercial Code (“UCC”) provides a secured lender with wide discretion to dispose of the medallion collateral via public auction, private sale, contract, or otherwise. In the case of a public auction, the UCC requires a secured lender to advertise the auction to the public, notify certain other secured lenders and allow qualified bidders to participate. However, the UCC does not require that the auction be open to the general public or that the results of the auction be disclosed publicly.

To the extent that a medallion buyer registers its ownership with the TLC after a public auction, the buyer and seller self-report the purchase price in connection with the transfer application to the TLC. These prices are then reflected in the TLC’s monthly medallion transfer reports. The TLC’s medallion transfer reports, however, do not provide medallion numbers, sellers, buyers, or other identifiers that would allow a determination of the results of a specific auction. In addition, there is no publicly available data on how often public auctions of medallions have occurred in the past.

The Company advises the Staff that it has revised the disclosure on page 176 of the Amended Registration Statement to provide additional background information regarding public medallion auctions in accordance with the Staff’s comment.

October 24, 2023

10.	Please tell us in detail and revise to disclose why you exclude estate sales and foreclosures in the table detailing sale information of NYC taxi medallions.

Response:

The Company notes the Staff’s comment and respectfully advises the Staff that estate sales (i.e., transfers) and foreclosures are excluded in the tables because the reported sales price associated with these types of transfers is less likely to reflect the market value of a medallion as opposed to an arm’s length auction sale. DePalma believes that an arm’s length auction sale best reflects the market value of a medallion because such sales often involve competitive bidding and bidders who are in the business of monetizing medallions. DePalma further believes that estate and foreclosure transfers lack the attributes associated with an arm’s length auction sale process and that including this data in DePalma’s table reporting the average sale price of a NYC taxi medallion would require DePalma to make significant assumptions.

For example, an estate sale (i.e., transfer of a medallion in connection with settling an estate) is likely to involve no negotiated value with respect to the medallion that passes subject to a will or intestate succession. As a result, it is typical that no purchase price is reported in connection with an estate transfer. In the case of a foreclosure, no data is available with respect to the borrower’s unpaid principal balance of the applicable loan or whether there was competitive bidding or only the secured lender’s credit bid (the difference between a successful credit bid and the unpaid balance of the loan continues as an unsecured claim to the lender’s benefit). This typically yields an artificially low price due to the lender’s incentive to credit bid a low dollar amount and the chilling effect on other potential bidders of such lender’s ability to credit bid an amount up to its unpaid principal balance. Additionally, there is no data available with respect to when the applicable foreclosure actually occurred and, accordingly, the TLC’s monthly medallion transfer report may reflect a foreclosure transfer that actually occurred months or even years before the transfer of ownership was finally registered with the TLC. DePalma further advises the Staff that a secured lender acquiring a medallion in a foreclosure or a family member acquiring a medallion in an estate transfer may, in turn, seek to dispose of a medallion pursuant to an arm’s length auction sale, in which case the sales price would subsequently be included in DePalma’s table reporting the average sales price of a NYC taxi medallion. As a result, DePalma believes excluding estate sale transfers and foreclosure transfers results in the most accurate, credible reporting of the average sale price of a NYC taxi medallion.

The Company has revised the table on page 175 of the Amended Registration Statement to disclose why DePalma excludes estate sales and foreclosures from sale information of NYC taxi medallions.

11.	Please update the table detailing sale information of NYC taxi medallions for 2023.

Response:

The Company advises the Staff that it has updated the disclosure on page 175 of the Amended Registration Statement to include sale information of NYC taxi medallions through August 2023.

October 24, 2023

Loan Portfolio - Non-MRP+ Loans, page 179

12.

Please refer to comment 16. Please revise to quantify the amount of Non-MRP+ loans that have participated or are participating in the MRP program and clarify the impact of this on your historical and future financial results.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 181 of the Amended Registration Statement to quantify the amount of Non-MRP+ loans that have participated or are participating in the MRP program and clarify the impact on the Company’s historical and future financial results.

Owned Medallions - Fleet and Leasing, page 179

13.

We note your response to comment 18 and reissue in part. It is unclear why you believe the joint venture agreement with terms regarding exclusivity and a target of leasing 85% of your Owned Medallions to the joint venture constitutes an ordinary course agreement. Please revise to provide complete disclosure of the material terms and file the OSA as an exhibit.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 182 of the Amended Registration Statement to describe further the materials terms of the OSA. A version of the OSA redacting commercially sensitive information is filed as an exhibit to the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of DePalma, page 187

14.

Please revise to discuss your financial condition and material changes in financial condition for each of the periods presented as required by Item 303 of Regulation S-K. Please also refer to SEC Release No. 33-8350 for guidance.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 202 of the Amended Registration Statement to discuss the Company’s financial condition and material changes in financial condition for each of the periods presented.

October 24, 2023

Net realized (loss) gain from investments, page 196

15.

Please refer to comment 21. Please tell us in detail and revise to provide additional information related to the recognition, measurement and classification of $40.5 million of realized losses due to the write off of principal from the launch of the MRP+ program. For example, clarify why principal was written off at the launch, if a realized loss was recognized on every loan that participated in the MRP+ program, how the realized loss was measured, etc. Also, explain why the loss is considered realized as opposed to unrealized and ensure your accounting policy disclosure clearly describes your policies for determining when an amount is classified as realized related to your loans.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 199 of the Amended Registration Statement to clarify that realized loss is recognized as a result of principal balance reductions recognized from participation in the MRP+ program, in which loan balances are written down to a maximum of $200,000.

16.	Please refer to comment 30. Please provide us an example of the calculation of the realized gain or loss and the journal entry recorded related to the typical facts and circumstances for a:

•	Restructuring prior to the implementation of the MRP+ program in which you do not take possession of the medallion collateral,

•	Restructuring prior to the implementation of the MRP+ program in which you take possession of the medallion collateral, and

•	Restructuring under the MRP+ program.

Please provide appropriate detail and commentary to allow us to understand the key facts and amounts before and after the restructuring. Additionally, please provide us an estimate of the amount of loans restructured or realized gains/losses recognized under each scenario.

Response:

The Company acknowledges the Staff’s comment and is respectfully providing illustrative examples below to address the Staff’s comment. Please note that the formula to calculate each figure in the journal entries is provided in each respective table below.

•	Restructuring prior to the implementation of the MRP+ program in which you do not take possession of the medallion collateral:

Example - Non-MRP+ Restructuring		Reference
Pre-restructuring principal	70,000	A
FMV price 4/15/22	37.00	B
Cost basis 4/15/22	29.00	C
Post-restructuring principal	50,000	D
Cash received in restructuring	18,000	E
Principal written off in restructuring	2,000	F

October 24, 2023

Journal entry for cash received:

	Debit	Credit	Formula
Cash	18,000		E
Investments - Loan (at Fair Value)		(6,660)	-E*B/100
Change in Unrealized	1,440		(B-C)/100*E
Realized (Gain)/Loss		(12,780)	-(E-E*C/100)

Journal entry for principal written off in restructuring:

	Debit	Credit	Formula
Investments - Loan (at Fair Value)		(740)	-F*B/100
Change in Unrealized (Gain)/Loss	160		(B-C)/100*F
Realized (Gain)/Loss	580		C/100*F

In the example above, we assume a $70,000 unpaid principal balance before the restructuring. At that time, NYC medallion loans were valued at 37 cents on the dollar and the average cost basis of those loans was 29 cents on the dollar. In this restructuring scenario, the borrower paid down $18,000 of principal and was given debt relief for $2,000 of principal.

•	Restructuring prior to the implementation of the MRP+ program in which you take possession of the medallion collateral:

Example - Paydown & Surrender (Take possession of collateral)		Reference
Pre-restructuring principal	425,000	A
FMV price 10/1/22	36.00	B
Cost basis 10/1/22	28.50	C
Post-restructuring principal	—	D
Cash received in restructuring	70,000	E
Value of medallion (collateral possessed)	175,000	F

Journal entry for restructuring:

	Debit	Credit	Formula
Investments - Loan (at Fair Value)		(153,000)	-A*B/100
Investments - Medallion (at Fair Value)	175,000		F
Cash	70,000		E
Change in Unrealized (Gain)/Loss	31,875		(B-C)/100*A
Realized (Gain)/Loss		(123,875)	(A*C/100)-(F+E)

October 24, 2023

In the example above, we assume a $425,000 unpaid principal balance before the restructuring. At that time, NYC medallion loans were valued at 36 cents on the dollar and the average cost basis of those loans was 28.50 cents on the dollar. In this restructuring scenario, the borrower paid down $70,000 of principal. Also at the time of restructuring, NYC medallions were valued at $175,000 per medallion. The borrower surrendered one medallion to DePalma I in this restructuring. The cash paydown along with the surrender of the medallion relieved the borrower of any further obligation to DePalma I.

•	Restructuring under the MRP+ program:

Example - MRP+ Restructuring		Reference
Pre-restructuring principal	350,000	A
FMV price 12/1/22	36.00	B
Cost basis 12/1/22	28.50	C
Post-restructuring principal	170,000	D
Cash received in restructuring (from NYC)	30,000	E
Principal written off in restructuring	150,000	F

Journal entry for principal written off in restructuring:

	Debit	Credit	Formula
Investments - Loan (at Fair Value)		(54,000)	-(F*B/100)
Change in Unrealized (Gain)/Loss	11,250		(B-C)/100*F
Realized (Gain)/Loss	42,750		C/100*F

Journal entry for cash received from NYC:

	Debit	Credit	Formula
Cash	30,000		E
Investments – Loan (at Fair Value)		(10,800)	-E*B/100
Change in Unrealized	2,250		(B-C)/100*E
Realized (Gain)/Loss		(21,450)	-(E-E*C/100)

In the example above, we assume a $350,000 unpaid principal balance before the restructuring. At that time, NYC medallion loans were valued at 36 cents on the dollar and the average cost basis of those loans was 28.50 cents on the dollar. Under the MRP+ program, this loan was restructured to a loan with $200,000 principal balance, of which $30,000 was paid down by New York City in cash, to arrive at an outstanding principal balance of $170,000.

October 24, 2023

Estimates of the following amounts of principal were restructured under each of the scenarios above during the reported periods:

Scenario	2021 Principal Amount Restructured ($mm)	2022 Principal Amount Restructured ($mm)	2023 Year-to-date (6/30/2023) Principal Amount Restructured ($mm)
Restructuring prior to the implementation of the MRP+ program in which you do not take possession of the medallion collateral	146	32	154
Restructuring prior to the implementation of the MRP+ program in which you take possession of the medallion collateral	52	10	6
Restructuring under the MRP+ program	0	107	177

Fair Value Measurements, page 206

17.

Please refer to comments 22 and 29. We note your disclosure on page 175 in note (2) that MRP+ Loans at June 30, 2023 includes estimates of loans that would be restructured through the MRP+ program and additional detail regarding this estimate at December 31, 2021 on page 196. Please address the following:

•

Please revise MD&A or the Business section to disclose the unpaid principal balance classified as MRP+ program with fair value measured using the income approach that is not actually participating in the MRP+ program at each period end presented.

•	Please tell us how you considered if this input was a characteristic of the asset and consistent with the unit of account. Refer to ASC 820-10-35-36B for guidance.

•	Please revise to disclose this as an unobservable input and disclose the information required by ASC 820-10-50 or tell us why this input is not considered a significant unobservable input.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 180 of the Amended Registration Statement to disclose the unpaid principal balance classified as MRP+ program with fair value measured using the income approach that is not actually participating in the MRP+ program at each period end presented.

October 24, 2023

The Company respectfully advises the Staff that ASC 820-10-35-36B states that “a reporting entity shall select inputs that are consistent with the characteristics of the asset or liability that market participants would take into account in a transaction for the asset or liability”. DePalma views the expectation that certain loans would participate in the MRP+ program as an input for fair value and a characteristic of the asset, which would be considered by a party in an arms-length transaction. An informed market participant transacting to purchase or sell loans that fit the characteristics of loans are eligible for and are anticipated to go through the MRP+ program would likely consider the economics of the MRP+ program when determining the value to transact at for this hypothetical loan. The MRP+ program is not exclusive to DePalma. Any qualifying borrower could participate and the debt can be sold to other borrowers. Size is not a consideration when determining fair value of the MRP+ loans.

Based on borrower data, DePalma estimated that 1,400 of its borrower medallions would complete the MRP+ program. DePalma made this estimate based on the eligibility criteria for the MRP+ program and the composition of the DePalma I loan portfolio. In the quarter ending June 30, 2023, there were no forecasted MRP+ loans, instead the total unpaid principal balance and fair value of the MRP+ loans was calculated based on actual MRP+ loans that went through the program. In the future, there will be no more forecasted MRP+ loans – all MRP+ loans on DePalma I’s balance sheet will be actual MRP+ loans.

DePalma does not believe that the projection of loans that would participate in the MRP+ program is a significant unobservable input according to ASC 820-10-50. Instead, DePalma views the projection that certain loans would participate in the MRP+ program as the factor that determined whether the loan would be valued as a non-MRP+ loan or a MRP+ loan; the former measured using the market approach and the latter using the income approach. As detailed in the table on page F-91 of DePalma’s financial statements, the MRP+ Program was announced in November 2021, but was not implemented until 2022. As such, loans were valued in 2021 based on whether they were expected to participate in the MRP+ program.

18.

We note your disclosure on page 208 that the fair value of a New York City medallion encompasses a variety of data, including the amount per medallion backstopped by New York City. Please tell us in detail and revise to disclose the value that is backstopped by New York City, how you determined this and if you believe this is relevant information subsequent to the end of the MRP+ program.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that DePalma’s fair value calculation for New York City medallions includes a variety of factors including the historic medallion transfer data and the amount backstopped by New York City in the MRP+ program, among other factors. After significant negotiations between the City of New York, the Taxi Workers Alliance, and DePalma, the parties agreed to a $200,000 per medallion total price for MRP+ loans. New York City agreed to provide an upfront down payment of up to $30,000 per medallion to lenders who participated in the MRP+ program and to provide a City-backed deficiency guaranty of the post-restructuring unpaid principal value up to $170,000 per medallion, plus interest and collection costs. The deficiency guaranty lasts for the entire 25-year term of the underlying loan.

October 24, 2023

As of June 30, 2023, 1,445 loans, which are collateralized by 1,496 medallions (which includes medallions underlying loans that went through the MRP+ program and were subsequently paid down), and $213,771,432 in unpaid principal value in the DePalma portfolio was backstopped by the deficiency guaranty in addition to the medallion collateral.

DePalma believes that even following the completion of the MRP+ program, the New York City backstopped value per medallion remains a relevant input in the valuation of medallions. Subsequent to the end of the MRP+ program, the legal rights imbued in a medallion have not changed and, DePalma believes the underlying economics of driving a taxi has improved since the MRP+ program was negotiated as a result of the 23% increase in passenger fares in 2023. The negotiated value per medallion from the MRP+ program represents a three-party consensus view of medallion value agreed upon by the City of New York, the Taxi Workers Alliance, and DePalma, which are all parties that understand the underlying economics of medallions.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 181 of the Amended Registration Statement in accordance with the Staff’s comment.

19.

Please refer to comment 37. Noting that the objective of a fair value measurement under ASC 820 is to estimate the price at which an orderly transaction to sell the asset would take place between market participants at the measurement date under current market conditions, please address the following related to your fair value measurement of NYC taxi medallions at June 30, 2023:

•

Please tell us how you considered whether any recent sales reported by the TLC represent orderly transactions between market participants and are reflective of current market conditions at the measurement date and whether this information should be ascribed a larger weighting in your fair value measurement.

•

Please tell us why you believe your pre-COVID-19 pandemic bulk purchases provide relevant information about current market conditions at June 30, 2023, and should be ascribed a larger weighting in your fair value measurement.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that DePalma believes that current TLC transfer data does not fully represent orderly transaction data between fully informed parties transacting on arm’s-length basis, although transfer data is used as an input in DePalma’s holistic valuation of a medallion. TLC data is self-reported by transaction participants and is non-verifiable. Additionally, the challenges facing the taxi market in recent years have created a disconnect between recent TLC-reported transactions and the value of a medallion in an orderly transaction environment because market participants have struggled to access financing, thus artificially depressing TLC-reported transaction prices. Recent TLC transfer data is included in the valuation of medallions, and the concluded price per medallion is within the range of trailing observed transfer prices, albeit at the higher end. Over the last 12 months, TLC transfer data for unrestricted medallions (excluding estate sales, foreclosures and other non-market-based transactions) has reflected a per-medallion value between $62,500 and $190,000. DePalma believes that the higher range is more indicative of orderly transactions, although DePalma cannot confirm the specific characteristics of each TLC transfer given the lack of transparency in the data.

October 24, 2023

DePalma believes that an orderly transaction environment where buyers have appropriate access to financing more accurately reflects the value of medallions. DePalma intends to provide financing to prospective buyers of medallions through seller financing of owned medallions with the purpose of generating capital appreciation. With financing, DePalma anticipates medallion values to more closely approximate the fair value of medallion.

In response to the Staff’s comment regarding whether any recent TLC sales represent orderly transactions, DePalma cannot verify if the purchasers of medallions were provided adequate financing since the TLC does not collect that data and as such, DePalma cannot confirm if any recent transfers represent orderly transactions. If DePalma was able to collect data for medallion sales with appropriate financing, DePalma would factor those orderly transactions into our fair value measurement of a medallion.

DePalma views pre-COVID bulk purchases made by DePalma as a relevant input because these purchases represent a transaction between informed parties that understand the underlying economics of the taxi medallion in a normalized environment. However, the pre-COVID bulk purchases are only one factor considered along with other factors in determining the fair value of a medallion and are not the sole factor in determining fair value.

20.

Please refer to comment 32. We note your statement in your response that the fair value allocated to each individual non-MRP+ loan is the discounted collateral value if outstanding principal balance is greater than collateral value. We also note that the principal value of each individual loan detailed on the schedule on page F-59 was greater than fair value at December 31, 2022, indicating that the loans were undercollateralized. Please provide us a summary of the fair value measurement at December 31, 2022, for the following loans explaining the key inputs and explaining the basis for the differences in fair value of each loan:

•	100436633 – $997,500

•	100436227 – $831,250

•	100361628 – $738,055

•	100361613 – $727,521

•	100361619 – $485,014

•	100361662 – $498,750

Response:

The variance in total fair value of the selected loans is primarily a function of: (i) jurisdiction of the medallions (and therefore the concluded price per medallion) and (ii) the number of medallions collateralizing that particular loan. As indicated below, an additional factor impacting the fair value of three of these loans is whether they have additional collateral (beyond medallions) in the form of a mortgage, which provides incremental security and the potential for incremental recovery. The total value of collateral through mortgages is not considered a significant (approximately 7% and 3% of the total fair value of Non-MRP+ loans and DePalma I total assets, respectfully, as of June 30, 2023):

•	100436633 is backed by six NYC medallions with a fair value of $166,250 per medallion for a total value of $997,500;

October 24, 2023

•	100436227 is backed by five NYC medallions with a fair value of $166,250 per medallion for a total value of $831,250;

•

100361628 is backed by eight Chicago medallions with a fair value of $16,000 per medallion for a total medallion collateral value of $128,000. There is also an incremental $610,055 of mortgage fair value, for a total fair value of $738,055;

•

100361613 is backed by three NYC medallions with a fair value of $166,250 per medallion for a total medallion collateral fair value of $498,750. There is also an incremental $228,771 of mortgage fair value, for a total fair value of $727,521;

•

100361619 is backed by two NYC medallions with a fair value of $166,250 per medallion for a total medallion fair value of $332,500. There is also an incremental $152,514 of mortgage fair value, for a total fair value of $485,014; and

•	100361662 is backed by three NYC medallions with a fair value of $166,250 per medallion for a total fair value of $498,750.

Certain Relationships and Related Person Transactions, page 226

21.

We note your response to prior comment 39 and revised disclosure on page 228. We also note the statement that there are no fees specifically allocated to any investment in the portfolio and that “DePalma Companies currently do not pay MAM any fees.” Please reconcile with the statement on pages 36 and 78 that “MAM and its affiliates indirectly receive fees from, and have a financial indirect interest in, the DePalma Companies.” Is there a percentage of assets or revenues or other metric with which an approximate amount of fees associated with the DePalma Companies can be quantified?

Please disclose here the arrangement with the Manager to provide compensation to named executive officers consistent with your disclosure on page 184.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, upon consideration of the Staff’s comments, DePalma has determined that the statement that “MAM and its affiliates indirectly receive fees from, and have a financial interest in, the DePalma Companies” does not appropriately capture the financial arrangement between the DePalma Companies and MAM. MAM and its affiliates do not receive, directly or indirectly, fees from the DePalma Companies. The DePalma Companies are investments in and portfolio companies of various MAM-managed investment funds. MAM receives fees from the underlying investment funds it manages (i.e., indirectly from investors in such funds) and not from the DePalma Companies. MAM’s funds have multiple investments and each investment fund has its own distinct fee arrangement with MAM, which generally consists of: (i) a management fee based on a percentage of capital managed in the investment fund and (ii) an incentive fee based on the performance of the investment fund. As a result, it is not possible to reasonably allocate a percentage of fees paid on an investment-by-investment basis with respect to a fund.

October 24, 2023

The Company advises the Staff that it has revised the disclosure on pages 21, 37, 79, 114 and 138 of the Amended Registration Statement to appropriately reflect that MAM does not receive fees from the DePalma Companies.

Additionally, the Company has revised the disclosure on page 231 of the Amended Registration Statement to disclose the arrangement with the Manager to provide compensation to named executive officers.

22.

Additionally, please revise the Summary to provide clearer and more prominent disclosure of the related party nature of the business combination transaction. In this regard, we note the statement on page 119 regarding “proper protocols” being put in place with respect to related party transactions in connection with the initial business combination. Please also revise the graphic on page 33 to reflect the related party nature of the business combination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 33 and the diagrams on pages 33 and 145 of the Amended Registration Statement to provide clearer and more prominent disclosure of the related party nature of the business combination transaction.

Note 2. Summary of Significant Accounting Policies, page F-63

23.

Please refer to comment 23. Please revise the summary of significant accounting policies for both DePalma I and II to disclose that as gains and losses on investments are realized, previously recognized unrealized gains and losses are reversed in the period of derecognition.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-64 and F-106 of the Amended Registration Statement to disclose that as gains and losses on investments are realized, previously recognized unrealized gains and losses are reversed in the period of recognition.

Note 5. Related Party Transactions, page F-71

24.

We note your disclosure that DePalma II and DePalma I have the same ownership and that DePalma II was established to hold medallion assets that may produce effectively connected income due to some Member sensitivities around effectively connected income. Please tell us in detail and revise to disclose how this structure addresses some Member sensitivities if both entities are owned by the same Members.

October 24, 2023

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that for each fund member of DePalma II, their fund structure includes a subchapter C corporation within the applicable fund’s structure, which corporation pays corporate level tax. This insulates those investors in DePalma II’s funds that are effectively connected income sensitive from direct taxes with respect to the medallions. Such investors do, however, bear the tax indirectly as indirect owners of the C corporation.

The Company has revised the disclosure on pages F-71 and F-114 of the Amended Registration Statement to address the Staff’s comment.

Note 4 Septuagint, page F-111

25.

Please refer to comment 50. You disclose on page F-112 that DePalma II concluded that Medallion payments would not be collectible at inception through June 30, 2023 and, as such, the Medallions are not considered a revenue contract under ASC 606 from inception through June 30, 2023. These accounting determinations do not appear to be consistent with the conclusions in your response to comment 50 that “DePalma II’s management has concluded that the medallions leased to Septuagint under the medallion owner lease agreements meet the criteria to be considered a contract within the scope of ASC 606, regardless of whether it was probable that DePalma II would collect substantially all of the consideration to which DePalma II would be entitled.” Please clarify for us whether you believe the medallion contract meets the definition of a contract with a customer that is within the scope of ASC 606 considering the guidance in ASC 606-10-25-1.e and ensure your disclosure is accurate. If you believe the medallion contract meets the definition of a contract with a customer, please tell us how you met the criteria in ASC 606-10-25-1.e.

Response:

The Company acknowledges the Staff’s comment and respectfully clarifies that DePalma II’s management has concluded that the medallions leased to Septuagint under the medallion owner lease agreements meet the criterion (a) through (d) to be considered a contract pursuant to ASC 606-10-25-1. However, DePalma II’s management determined that collectability is not probable from inception through June 30, 2023 in accordance with criterion (e) pursuant to ASC 606-10-25-1; therefore, the medallion owner lease agreements are and were not considered a revenue contract. DePalma II’s management continues to evaluate to determine whether the Medallions meet the criteria in ASC 606-10-25-1 in accordance with ASC 606-10-25-6. Once the criteria are met, the Company will account for the medallion owner lease agreements under ASC 606.

26.

Noting the qualitative materiality of Septuagint, please revise to disclose summarized information of its assets, liabilities and results of operations for the same financial statement periods presented for DePalma II as required by ASC 825-10-50-29. Additionally, please tell us how you considered Rule 3-09 of Regulation S-X related to your investment in Septuagint and provide us with your significance test calculations.

October 24, 2023

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that DePalma II’s management has concluded that disclosure of summarized information of Septuagint’s assets, liabilities and results of operations for the same financial statement periods presented for DePalma II are not required pursuant to ASC 825-10-50-29. In making this determination, DePalma II’s management considered ASC 825-10-50-28(f) which provides that for investments that would have been accounted for under the equity method if the entity had not chosen to apply the fair value option, entities should disclose the information required under ASC 323-10-50-3(a)(1); (a)(2); and (c). Further, ASC 825-10-50-29 states: “The disclosure in paragraph ASC 825-10-50-25(f) applies to investments in common stock, investments in in-substance common stock, and other investments (for example, partnerships and certain limited liability corporations) that both:

(a) Would otherwise be required to be accounted for under the equity method under other generally accepted accounting principles (GAAP); and

(b) Would be required to satisfy the disclosure requirements of paragraph 323-10-50-3.

When applying paragraph 825-10-50-28(f), an entity shall apply the guidance from paragraphs 323-10-50-2 and 323-10-50-3(a) and (c).”

ASC 323-10-50-3(c) provides that if the investor’s equity method investments are material in aggregate, it may need to provide summarized information of those investments financial position and results of operations. In addition, ASC 323-10-50-2 indicates the significance of an investment to the investor’s financial position and results of operations should be considered in evaluating the extent of disclosures of the financial position and results of operations of an equity method investee. Further, Rule 4-08(g) requires registrants to disclose summarized financial information of equity method investees when the significance of the investee to the registrant exceeds 10% and generally satisfies the requirements of ASC 323-10-50-3(c).

DePalma II’s management evaluated the Company’s investment in Septuagint and performed the significance tests on Septuagint set forth under Rule 3-09 and Rule 4-08(g) of Regulation S-X and determined none of the significance tests were exceeded as of December 31, 2022 and 2021. Further, as of December 31, 2022 and 2021, the value of the Company’s investment in Septuagint was zero for the periods presented. The Company has included qualitative disclosures regarding its investment in Septuagint within Footnote 1 on page F-105 and Footnote 4 on pages F-111 through F-113 of DePalma II’s financial statements as of June 30, 2023 and December 31, 2022, respectively, regarding the nature, investment focus, and DePalma II’s involvement with Septuagint to provide prospective investors with meaningful additional information about Septuagint. Therefore, DePalma II’s management concluded based on the guidance in Rule 3-09 and Rule 4-08(g) of Regulation S-X and in ASC 323-10-50-3(c) and the relevant facts and circumstances, the Company’s investment in Septuagint is not material in relation to the Company’s financial position and does not believe that disclosure of summarized financial information of Septuagint in accordance with ASC 323-10-50-3(c) is required.

October 24, 2023

The Company’s significance tests on Septuagint for the years ended December 31, 2022 and 2021 are outlined in the tables below:

	2022	2021
DePalma II interest in Septuagint	50%	50%
Asset test
DePalma II total assets	193,254,130.00	175,252,247.00
Septuagint total assets	5,005,020.30	6,304,158.56
DePalma II share of Septuagint total assets	2,502,510.15	3,152,079.28
DePalma II’s share of Septuagint assets as a % of DePalma II total assets	1.3%	1.8%
Investment test
DePalma II’s investments in and advances to Septuagint	7,229,549	7,229,549
DePalma II total assets	193,254,130	175,252,247
DePalma II’s investments in and advances to Septuagint as a % of DePalma II total assets	3.7%	4.1%
Income test
DePalma II profit before taxation	5,180,410	10,218,975
Septuagint loss before taxation*	(400,196)	(772,698)
DePalma II share of Septuagint profit before taxation	(200,098)	(386,349)
DePalma II share of Septuagint profit before taxation as a % of DePalma II profit before taxation	3.9%	3.8%

*	No extraordinary items, change in accounting policy or non-controlling interests were noted in any of the years presented for Septuagint.

Lease Agreements, page F-112

27.	Please refer to comment 47. If true, please revise your disclosure to more clearly state that you combine the Guaranty Agreements and the Lease Agreements as one unit of account.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-112 of the Amended Registration Statement to more clearly state the Guaranty Agreements and the Lease Agreements are combined as one unit of account.

*  *  *  *

If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840.

October 24, 2023

Thank you for your time and attention.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner

of PAUL HASTINGS LLP